UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Unigene Laboratories, Inc.

File No. 000-16005 CF# 21990

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        Unigene Laboratories, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on April 26, 2002. The request also covers the same information that was omitted from Exhibit 10.1 to Form 10-Q filed on May 16, 2005.

        Based on representations by Unigene Laboratories, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through April 17, 2017

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Reedich
Special Counsel